Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Forward-Looking Statements.  This filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger between Constellation Energy Group, Inc. (Constellation) and FPL Group, Inc. (FPL), the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL or Constellation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL and Constellation. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Constellation nor FPL undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It.  Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the proposed transaction. Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtain free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation.  Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Constellation is included in its definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005. Information regarding the officers and directors of FPL is included in its definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 5, 2005. Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

The following email was sent to employees on April 6, 2006 by Mayo A. Shattuck III, Chairman, President and Chief Executive Officer of Constellation.

Dear Colleague,

As we enter the final days of the 2006 Maryland General Assembly session, I wanted to update you on the status of the BGE rate negotiations and outline how resolution of the issue may impact our merger with FPL Group.

This prolonged debate has created a great deal of uncertainty and that is weighing most heavily on BGE and its customers. As you may have read, the Moody’s rating agency just downgraded the utility’s debt rating because it anticipates any solution to the rate issue will hurt BGE’s financial performance in the years ahead. The political debate in Annapolis will not deter us from living up to our commitment to BGE customers, both in the near-term as we adjust to market rates, and long-term as we continue to maintain and enhance a safe and reliable system. This collective responsibility to our customers, which we have carried for almost 200 years, is paramount. To that end, we will not compromise on any solution that impairs our ability to perform that mission.

We continue negotiations with the Governor and Assembly leaders but time is running short—Monday, April 10 is the final day of the session. As you know, we put on the table proposals that would reduce the size of any residential rate hike and spread it over a number of years. We’ve also offered to finance a rate stabilization program, in part with economic incentives that would be realized upon closing of our merger with FPL Group.

We believe some in the Legislature have underestimated the value of our proposals, while others fail to appreciate the reality of today’s energy markets. The irrefutable fact is that the rate increase is due to globally rising commodity fuel prices that are well beyond the control of BGE or Constellation or the state of Maryland. We have fully explained that if rates were adjusted to today’s prices, they would still only be 66 percent higher than 1993 rates, while other commodities like gas, heating oil and coal have all risen more than 100 percent. We explained that BGE has not profited from the cost of the electric commodity. And, we explained the discriminatory aspects of capping BGE customer rates while allowing other Maryland utilities to charge rates 40 percent to 50 percent higher than ours at a time when BGE is transitioning to market rates. I am comfortable that lawmakers have the facts, and now they must find the resolve to deal with them fairly and judiciously.

In addition to the rate issue, the Legislature has passed a number of bills that would unfairly—and, we believe, illegally—attempt to extract hundreds of millions of dollars from Constellation Energy and BGE, and require legislative approval of the merger. These proposals would put unreasonable strains on our balance sheet and threaten the merger, but there is an even more important issue at stake. We can’t allow the future of our company to be overly influenced by an election-year political debate. We have an obligation to protect our employees, our shareholders and our future—and we will.

This means we may be forced, if certain legislation stands, to undertake a legal challenge. From our perspective, any legislative “taking” of our property would be unconstitutional. Some legislators have taken the position that the 1999 deregulation settlement should be re-opened and that all “stranded costs” embedded in that settlement be repaid to residential ratepayers, even though residential users paid only a third of the total $528 million. This position does not stand up under any scrutiny. The settlement in 1999 was fairly negotiated, litigated on two occasions—first in Baltimore City Circuit Court and then the Maryland Court of Special Appeals—and upheld. If litigation becomes necessary, we’re confident the courts will again uphold our position.

The events of the past few weeks obviously pose serious implications for our merger with FPL Group. The merger is about growing our business but also saving costs and becoming more efficient. It also has many benefits for Maryland, including job growth, development of wind power in the state, advancement of new nuclear initiatives, and continued philanthropy. A compromise may allow these and other positive developments to move forward but we must recognize that negotiations may fail. Each company is strong in its own right and together we must decide whether the benefits of the merger outweigh the negative effects of legislative action or litigation. If the merger is called off, I’m confident Constellation Energy can pursue an independent course and maintain and grow its position as the North American competitive energy leader.

It’s still too early to say what will happen in the next few days. As I said, talks continue and we’re pushing for a balanced resolution. We’ll continue to pursue an outcome that ensures growth and opportunity for BGE and Constellation Energy, and helps our customers manage the transition to market prices.

Regards,

Mayo